Exhibit 99.7

May 19, 2008

Letter to Shareholders

Dear Scopus Shareholder,

We are writing to you in connection with the request of Optibase Ltd. (“Optibase”), dated April 18, 2008, to convene a general meeting of shareholders of Scopus Video Networks Ltd. (“Scopus”), the letter to shareholders of Scopus, dated May 9, 2008, by its board of directors (the “Letter”) and the proxy statement by Scopus in connection with such meeting to be held on Monday, June 16, 2008 (the “Proxy Statement”).

The board of directors of Scopus, in its Letter, acknowledged the need for a declassified board as was suggested in our proposal. In that same Letter, however, the board suggested that our demand was raised at this time as an attempt to impose a transaction which, in the view of the board of directors of Scopus “would have provided disproportionate benefits to Optibase to the detriment of…[Scopus] other shareholders”.

In this respect, we wish to convey to you, our fellow shareholders of Scopus, several important facts regarding our proposals as well as several important facts regarding the Israeli Companies Law, applicable to Scopus as an Israeli company, that address that “concern” expressed by Scopus’ board of directors. Such important facts, with respect to fundamental requirements of the Israeli Companies Law, were omitted from the Letter and Proxy Statement issued by the board of directors of Scopus.

PURSUANT TO OPTIBASE’S PROPOSAL, FOUR DIRECTORS WHO CURRENTLY SERVE ON THE BOARD OF SCOPUS WILL CONTINUE TO SERVE ON SUCH BOARD (INCLUDING SCOPUS’ EXTERNAL DIRECTORS) AND ONLY TWO DIRECTORS WILL BE REPLACED.

In the Proxy Statement, the board of directors of Scopus stated its belief that our proposed nominees would not achieve a well-balanced and homogeneous board. Unfortunately, the board of directors of Scopus has chosen to mischaracterize our proposal.

We have asked Scopus to nominate five directors to Scopus’ board of directors (in addition to Scopus’ two external directors who, pursuant to our proposal, continue to serve on Scopus’ board). Our five nominees include two director nominees who currently serve as members of Scopus’ board of directors, two director nominees who replace two directors currently serving on Scopus’ board of directors and one director nominee to be elected in order to meet the minimum seven-director requirement as provided in Scopus’ charter (and which Scopus has failed to comply with during the last few months). We believe that these changes to Scopus’ board of directors that result in the replacement of two directors and the election of an additional director, who together constitute less than the majority of Scopus’ board, does not dramatically impact the function of the board of directors. In essence, this is not different than any annual election of directors or a class of directors and our proposal does not diminish the rights of any other shareholder of Scopus to offer, if so allowed under Israeli law, its own slate of directors.

Our nominees are all esteemed individuals and professionals (as was recognized by Scopus in the Proxy Statement) and their experience and knowledge will contribute to the decision-making of the board of directors of Scopus. The background of our nominees is as follows:

Shlomo (Tom) Wyler serves as President, Chief Executive Officer and Executive Chairman of the board of directors of Optibase. Since his investment in Optibase in September 2001 (through Festin Management Corp.), Mr. Wyler served in various senior executive positions. Through the Festin Group, of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr. Wyler turned his efforts to real estate interests in the U.S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

Alex Hilman is a partner in Hilman & Co., which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies and on the board of directors of Optibase since February 2002. Mr. Hilman was the president of the Israeli institute of certified public accountants in Israel, served on the board of IFAC, and is a member of the Small & Medium Practices committee in IFAC. Mr. Hilman lectured on taxation in Tel-Aviv University and has published professional works on tax and accounting, among them, “The Israel Tax Guide”. Mr. Hilman holds a B.A. degree in Accounting and Economics from Tel Aviv University.

Yaron Simler has served as Scopus’ Chief Executive Officer since January 2007, and as director since August 2005. Dr. Simler served as Scopus’ President from August 2005, until February 2007. From 2000 to 2005, Dr. Simler served as President of the Convergent Systems Division (CSD) of Harmonic, Inc. Previously, from 2000 to 2001, Dr. Simler served as Vice President of Marketing for CSD. Dr. Simler holds a B.Sc. in Electrical Engineering from Tel Aviv University and a Ph.D. in Electrical Engineering from the University of California, Berkeley.*

Orit Leitman has served on the board of directors of Scopus since October 2007. From 1999 to 2007, Ms. Leitman served as Vice President, Finance of Paradigm Geophysical Ltd. From 1992 to 1999, Ms. Leitman served as Corporate Treasurer of Scitex Corporation Ltd. Since 2006, Ms. Leitman serves as a director and member of the investment committee of Modelim Kranot Neemanut Ltd. From 2000 to 2003, Ms. Leitman served as an external director of Nur Macroprinters Ltd. Ms. Leitman holds an Executive MBA and a B.A. in Economics from Tel Aviv University.*

Tali Yaron-Eldar has served as the Chief Executive Officer of Arazim Investment Company and a partner at Tadmor & Co. Law Firm and previously a partner at the Law Firm of Cohen, Cohen, Yaron-Eldar & Co. Ms. Yaron-Eldar is currently serving on various boards of directors of public and private companies. She has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T Department of the Finance Ministry of the State of Israel and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel. Ms. Yaron-Eldar holds an MBA specializing in finance and an LL.M. from Tel-Aviv University and is a member of the Israeli Bar Association.

In light of the mischaracterization of our proposal by Scopus’ board of directors, we cannot help but wonder on the self-enriching motives of certain directors who dominate Scopus’ board. We believe it is time to make certain changes to the structure of the board of directors of Scopus and it is better to do it now rather than later.

A MAJORITY OF THE MEMBERS OF SCOPUS’ BOARD OF DIRECTORS WILL CONTINUE TO BE INDEPENDENT AS REQUIRED BY NASDAQ MARKETPLACE RULES.

While Scopus, as a foreign private issuer, is not required to comply with the corporate governance rules of Nasdaq Stock Market, a special emphasis was put in our proposal on keeping the composition of the board of directors and audit committee independent as required by Nasdaq Marketplace rules. We believe that maintaining the independency of the board of directors of Scopus as required by Nasdaq Marketplace rules is important to Scopus and its shareholders.

UNDER ISRAELI LAW EVERY EXTRAORDINARY OR MATERIAL TRANSACTION BETWEEN OPTIBASE AND SCOPUS REQUIRES THE APPROVAL OF SCOPUS’ AUDIT COMMITTEE, BOARD OF DIRECTORS AND SHAREHOLDERS BY A SPECIAL MAJORITY.

Since Optibase is considered a controlling shareholder of Scopus under the Israeli Companies Law, any extraordinary or material transaction between Optibase and Scopus will require the approval of Scopus’ audit committee, board of directors and shareholders by a special majority (see below).

* Based on information provided by Scopus in its Annual Report on Form 20-F for fiscal 2007.

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In the Letter issued by the board of directors of Scopus, the board suggested that our demand to replace two directors was raised at this time as an attempt to impose a transaction on Scopus. As you can see, the “concern” raised by the board of directors of Scopus disregards basic and fundamental requirements and principles of the Israeli Companies Law that the board of directors of Scopus is well aware of, and nevertheless, failed to disclose to its shareholders.

Ask yourself: Can Optibase “impose” a transaction on Scopus while such transaction is subject to the receipt of approval by Scopus’ audit committee, board of directors and shareholders by a special majority?

TWO MEMBERS OF THE THREE-MEMBER AUDIT COMMITTEE OF SCOPUS ARE EXTERNAL DIRECTORS THAT WERE NOT NOMINATED BY OPTIBASE.

Under Nasdaq Marketplace rules, each member of the audit committee has to be independent. The Israeli Companies Law further provides that each external director must be a member of the audit committee.

The Israeli Companies Law requires a public company to have at least two external directors that are independent from the company and its controlling shareholder. Any election of external directors requires the approval of the company’s shareholders, provided that: (i) the majority vote includes at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the company or someone on their behalf; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the nomination does not exceed one percent (1%) of the total voting rights in the company. Dismissal of external directors is only permitted in a limited number of cases stipulated in the Israeli Companies Law.

Accordingly, Scopus’ audit committee will be comprised of independent directors only, including at least two external directors elected by Scopus’ shareholders by a special majority, thus, ensuring all resolutions are taken in the interest of all shareholders.

Ask yourself: Can Optibase “impose” a transaction on Scopus while such transaction is subject, among other things, to the approval of Scopus’ audit committee, comprised of independent directors only, including at least two external directors elected by Scopus’ shareholders (excluding Optibase’ votes or without any material objection from Scopus’ shareholders)?

EVERY EXTRAORDINARY OR MATERIAL TRANSACTION BETWEEN OPTIBASE AND SCOPUS REQUIRES ALSO A SUPER MAJORITY APPROVAL OF SCOPUS’ SHAREHOLDERS

Since Optibase is considered a controlling shareholder of Scopus under the Israeli Companies Law, any extraordinary or material transaction between Optibase and Scopus does not only require the approval of the shareholders but is also subject to the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the meeting in person or by proxy provided, that (i) such majority vote at the meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the company.

Accordingly, even if discussions were to resume between Optibase and Scopus and a transaction would be brought before the shareholders meeting for approval, Optibase’s vote in such meeting would not be counted for the one-third majority of disinterested shareholders necessary for the approval of such transaction. Consequently, Optibase would not have the capacity, as described in Scopus’ Proxy Statement, to unilaterally impose a resolution on the shareholders of Scopus without receiving the necessary approvals of Scopus’ audit committee, board of directors and shareholders by a special majority, as described above.

As evident by the pure simple facts regarding the Israeli Companies Law, that the board of directors of Scopus failed to disclose to its shareholders, this is not a contest, using the words of the board of directors of Scopus, “for allowing…[Scopus] Board an opportunity to achieve a result which maximizes shareholder value”, but rather this is an attempt of certain directors who dominate the board of directors of Scopus to retain their board seats.

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We urge you to vote “AGAINST” proposal 1 and “FOR” proposal 2 and proposal 3.

Your vote is important! Please review carefully the Proxy Statement, the letter issued by Scopus’ board of directors and our response above and other documents filed by either Optibase or Scopus with the Securities and Exchange Commission (“SEC”) relating to our proposal when they are filed, because they contain important information.

Copies of the documents filed with the SEC by Optibase or Scopus may be obtained free of charge from the SEC website maintained at www.sec.gov.

Sincerely, OPTIBASE LTD.

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